Ballard Power Systems Inc.

News Release

Ballard Receives ElectraGenTM Fuel Cell System Order For Deployments in Digicel Network

For Immediate Release – September 29, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that it has received an order from Precision Power & Air (PP&A) – the Company’s Caribbean distributor – for 13 ElectraGen™-ME fuel cell backup power systems to be deployed in the Digicel Group Limited (Digicel) network in Jamaica. This is the second tranche of Ballard methanol-fuelled systems ordered for Digicel, which will bring the total systems deployed at critical sites around the Caribbean island of Jamaica to 25. The initial fuel cell systems ordered have been successfully operating in Digicel’s network for more than two years.

Digicel has over 14 million customers across its 32 markets in the Caribbean, Central America and Asia Pacific regions. The company is renowned for delivering “best value, best service and best network.” PP&A is responsible for deployment as well as ongoing servicing and fueling of fuel cell systems in Digicel’s Jamaica network.

The majority of these newly ordered backup power systems will be sited at rooftop base station locations. Ballard’s ElectraGen™-ME systems are particularly well-suited for rooftop deployments due to their small footprint, quiet operation and light weight. These systems also generate very low levels of emissions, eliminating many community concerns over the use of diesel generators in similar rooftop locations.

“There are inherent challenges with incumbent backup power technologies on rooftops,” said Larry Stapleton, Ballard Vice President of Sales. “Our methanol-fuelled systems offer a practical solution to address those challenges and deliver meaningful value to telecom operators globally.”

With the deployment of these 13 additional systems, Ballard will have 161 ElectraGen™-ME methanol-fuelled systems deployed and operating in the Caribbean in such countries as Puerto Rico, Jamaica, The Bahamas, St. Lucia, Turks & Caicos, St. Vincent and the Grenadines, Montserrat as well as Trinidad and Tobago.

This region is particularly susceptible to power disruptions due to extreme weather conditions, including hurricanes. As a result, telecom networks are vulnerable to frequent grid outages which impact continuity of service to subscribers. This reality puts a priority on the need for extended duration backup power solutions. For extended power outages, lead-acid batteries and diesel generators are not necessarily a practical or financially attractive means of providing backup power, whereas fuel cell systems can offer a reliable and economic alternative – in addition to being a clean energy solution.

Ballard’s ElectraGen™-ME methanol-fuelled systems provide extended runtime backup power with a high degree of reliability, long product life and minimal preventive maintenance requirements. The ElectraGen™-ME include a fuel reformer that converts HydroPlus™ – a methanol-water liquid fuel mixture – into hydrogen gas to power each fuel cell stack.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

About Digicel
Digicel Group is a leading global communications provider with operations in 32 markets in the Caribbean, Central America and Asia Pacific. After 13 years of operation, total investment to date stands at over US$5 billion worldwide. The company is renowned for delivering best value, best service and best network.

Digicel is the lead sponsor of Caribbean, Central American and Pacific sports teams, including the Special Olympics teams throughout these regions. Digicel sponsors the West Indies cricket team and is also the presenting partner of the Caribbean Premier League. In the Pacific, Digicel is the proud sponsor of several national rugby teams and also sponsors the Vanuatu cricket team.

Digicel also runs a host of community-based initiatives across its markets and has set up Digicel Foundations in Haiti, Jamaica, Papua New Guinea and Trinidad and Tobago which focus on educational, cultural and social development programmes.

This release contains forward-looking statements concerning market developments for our products and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com